SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
MARCH 30, 2005
AngloGold Ashanti Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:

Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:

No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:

No:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:

No:

Enclosures:
ANGLOGOLD ASHANTI ANNOUNCES MINERAL RESOURCES AND ORE
RESERVES AS AT 31 DECEMBER 2004

Queries

South
Africa                             Tel: Mobile E-mail:
Steve Lenahan +27 (0) 11 637 6248 +27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
Alan Fine +27 (0) 11 637 6383 +27 (0) 83 250 0757
afine@AngloGoldAshanti.com
Shelagh Blackman +27 (0) 11 637 6379 +27 (0) 83 308 2471
skblackman@AngloGoldAshanti.com

Ghana
John Owusu
+233 (21) 778 168 +233 (24) 322 026 john.owusu@ashantigold.com

USA
Charles Carter Toll Free 800 417 9255 + 1 212 750 7999
cecarter@AngloGoldAshanti.com

Australia
Andrea Maxey + 61 8 9425 4604 + 61 438 001 393
amaxey@AngloGoldAshanti.com
Disclaimer

Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company’s annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.
AGA36.05
30 March 2005
ANGLOGOLD ASHANTI ANNOUNCES MINERAL RESOURCES AND ORE RESERVES AS AT
31 DECEMBER 2004
AngloGold Ashanti announced Mineral Resources of 218.2 million ounces and Ore Reserves of
78.9 million ounces as at 31 December 2004. The statement forms part of the company’s 2004
Annual Report which was published today.
The AngloGold Ashanti Ore Reserves as at 31 December 2004, compared with the combined
December 2003 Ore Reserves of AngloGold and Ashanti, showed a year-on-year decrease of
5 million ounces (to 78.9 million ounces) with depletion totalling 7.6 million ounces during the year, indicating a real increase of 2.6 million ounces before depletion. The Ore Reserves in respect of the AngloGold assets alone decreased year-on-year from 63.1 million ounces to 60.9 million ounces; the effect of the merger between AngloGold and Ashanti was therefore to increase Ore
Reserves by 20.3 million ounces.
Ore Reserves were determined at a gold price of $375 per ounce and an exchange rate of R7.86 =
$1. In determining the economic parameters to be used, AngloGold Ashanti was guided by the preferred position of the SEC in the United States with parameters being based on a three-year historical average gold price.
“This gold price assumption is regarded by the AngloGold Ashanti executive as being conservative compared with our long-term view of the gold price, but is appropriate for the purpose of determining our Ore Reserves, “ CEO Bobby Godsell commented. He added: “The company’s goal remains to grow reserves over time through the combination of brownfields exploration, organic growth and our new frontiers exploration and junior partnership strategies.”
During 2004 and the beginning of 2005, the AngloGold Ashanti 2003 and 2004 Mineral Resource
and Ore Reserve statements and evaluation process were submitted to independent consultants for review. The Mineral Resources and Ore Reserves from a number of randomly selected operations and evaluation processes were reviewed and the company was informed that the audit had identified no material shortcomings.

Queries

South
Africa                             Tel: Mobile E-mail:
Steve Lenahan +27 (0) 11 637 6248 +27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
Alan Fine +27 (0) 11 637 6383 +27 (0) 83 250 0757
afine@AngloGoldAshanti.com
Shelagh Blackman +27 (0) 11 637 6379 +27 (0) 83 308 2471
skblackman@AngloGoldAshanti.com

Ghana
John Owusu
+233 (21) 778 168 +233 (24) 322 026 john.owusu@ashantigold.com

USA
Charles Carter Toll Free 800 417 9255 + 1 212 750 7999
cecarter@AngloGoldAshanti.com

Australia
Andrea Maxey + 61 8 9425 4604 + 61 438 001 393
amaxey@AngloGoldAshanti.com
Disclaimer

Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company’s annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.

Details of the Ore Reserves and Mineral Resources and a summary of the variances can be found in the Annual Report for 2004 and on the company’s website at
www.anglogoldashanti.com
ends
The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by the Competent Persons listed below. They are either members of the Australian Institute of Mining and Metallurgy or Recognised Overseas
Professional Organisations. They are all full-time employees of the company

The Competent Person for AngloGold Ashanti’s Exploration is:
•
G F Wylie, MSc (Mining Engineering), BSc (Hons) (Geology), Dip Mgmt, AusIMM application pending, 28 years’ experience

Competent Persons for AngloGold Ashanti’s Mineral Resources are:
•
V A Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM, 19 years’ experience
•
M F O Brien, MSc (Engineering), BSc (Hons) (Geology), Dip Data, Pr.Sci.Nat, MAusIMM, 25 years’ experience
Competent Persons for AngloGold Ashanti’s Ore Reserve are:
•
C Brechtel, MSc (Mining Engineering), MAusIMM, 29 years’ experience
•
B W Guenther, BSc (Mining Engineering), MAusIMM, 24 years’ experience
•
D L Worral, ACSM, MAusIMM, 24 years’ experience
•
J van zyl Visser, BSc (Mineral Resource Management), PLATO, 18 years’ experience
The Competent Persons consent to the inclusion in this report of the matters based on their information in the form and context in which it appears

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date MARCH 30, 2005 By: /s/ C
R
B
ULL
_
Name: C R Bull
Title: Company Secretary